COUNTERPATH CORPORATION
BOX 95, ONE BENTALL CENTRE
300 - 505 BURRARD ST
VANCOUVER  BC  V7X 1M3

October 21, 2011

BY EDGAR

Attention: Matthew Crispino – Staff Attorney

U.S. Securities and Exchange Commission

Washington, D.C.

20549

Dear Mr. Crispino:

RE:         CounterPath Corporation
Registration Statement on Form S-1
Filed September 8, 2011
File No. 333-176731

In connection with your letter of September 23, 2011 with respect to the registration statement on Form S-1 (the “Form S-1”) filed by CounterPath Corporation (the “Company”) on September 8, 2011, the Company acknowledges and confirms that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order.  Should you have any questions please do not hesitate to contact the undersigned.

Yours truly,

COUNTERPATH CORPORATION

Per:  /s/ David Karp

David Karp, Chief Financial Officer